

<u>Mail Stop 3010</u>

March 9, 2010

By U.S. Mail and facsimile to (563) 323 -5515

Ms. Marsha Baker, President
Hynes & Howes Insurance Counselors, Inc.
2920 Harrison St.
Davenport, Iowa 52803

> **Re: Hynes & Howes Insurance Counselors, Inc**
> **Form 10-K for the year ended September 30, 2009**
> **Form 10-Q for the quarter ended December 31, 2009**
> **File No. 000-07376**

Dear Ms. Baker:

We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosures are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended September 30, 2009

Item 9A(T) Controls and Procedures

1. Please amend your Form 10-K to disclose the information required by Item 307 and 308T of regulation S-K relating to your disclosure controls and procedures and your internal control over financial reporting.

Certification - Exhibit 31

2. Please amend your Form 10-K to file a certification in the exact form as outlined in Item 601(B)(31) of Regulation S-K. Specifically, refer to paragraphs 4(b) through 5(a)-(b) of the referenced section.

Certification - Exhibit 32

3. We noted that your Section 1350 certification refers to the 10-K for the year ended September 30, 2008 rather instead of 2009. Please amend your Form 10-K to correct the certification as appropriate.

Form 10-Q for the Three Months Ended December 31, 2009

Item 4 Controls and Procedures

4. Please amend your Form 10-Q to disclose the information required by Item 307 and 308(c) of regulation S-K relating to your disclosure controls and procedures and changes in your internal control over financial reporting.

Certification - Exhibit 31

5. Please amend your Form 10-Q to file a certification in the exact form as outlined in Item 601(B)(31) of Regulation S-K. Specifically, refer to paragraphs 4(b) through 5(a)-(b) of the referenced section.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Cicely LaMothe
Branch Chief